Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)

1441 Creekside Drive, 6th floor

Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

August 9, 2016

Item 3.	News Release

August 9, 2016 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome reported financial results for its second quarter ended June 30, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jennifer Archibald, Chief Financial Officer

Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated August 9, 2016.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

Cardiome Reports second Quarter 2016 FINANCIAL Results

Cardiome to conduct conference call and webcast today,

August 9, 2016 at 4:30pm Eastern (1:30pm Pacific)

Vancouver, Canada, August 9, 2016 — Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its second quarter ended June 30, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Commenting on Cardiome's Q2, Dr. William Hunter, CEO, said “We believe that the 16% year-over-year revenue growth reported during the first half of 2016 positions Cardiome well to meet our goal of reporting strong annual growth during 2016 over 2015. We are also very pleased with our license of XYDALBA from Allergan plc that was announced during the quarter, and we anticipate our first commercial sales of XYDALBA before year-end with a larger commercial roll-out during 2017. BRINAVESS continues to grow as per our expectations and we are preparing for the start of Canadian commercial operations to launch both AGGRASTAT and BRINAVESS, which we expect to have in place during 2016. We are well on our way to executing our strategy of building a robust product portfolio consisting of stable revenue generating products coupled with proprietary high growth products, such as XYDALBA.  We hope to add more products to our portfolio in the near-term that will shorten our path to profitability as we continue to be very active in business development activities. Subsequent to the quarter end, Cardiome completed a US$34.5M equity financing. We believe that our cash on hand will be sufficient to sustain operations well into the future and until Cardiome becomes a profitable company.”

Summary of Operations

Since the beginning of 2016 to date, Cardiome has:

•	Entered into an exclusive license agreement with Allergan plc for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and Canada, XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada.
•	Completed an underwritten equity offering whereby it issued 11.5 million shares from treasury for gross proceeds of US$34.5 million.
•	Entered into a term loan agreement with CRG managed funds for up to US$30 million. US$20 million has been drawn to date.
•	Extinguished the existing term loan with MidCap Financial LLC.
•	Entered into a distribution agreement with Chong Kun Dang to commercialize BRINAVESS in South Korea

•	Announced that the European Medicines Agency approved Cardiome’s request for a Centralized Review pathway for TREVYENT
•	Announced a share purchase agreement with Lincoln Park Capital Fund, LLC
•	Filed a marketing authorization application for intravenous vernakalant in the Kingdom Of Saudi Arabia
•	Filed an Orphan Drug Application for oral vernakalant with the United States Food and Drug Administration
•	Filed a base shelf prospectus and registration statement
•	Announced the publication of an independent study comparing BRINAVESS to IBUTILIDE in patients with recent-onset atrial fibrillation

Summary Results

Cardiome recorded a net loss of $7.5 million (loss per share of $0.37) for the three months ended June 30, 2016, compared to a net loss of $7.4 million (loss per share of $0.43) for the three months ended June 30, 2015. On a year-to-date basis, Cardiome recorded a net loss of $8.7 million (loss per share of $0.43) for the six months ended June 30, 2016 compared to a net loss of $11.2 million (loss per share of $0.66) for the six months ended June 30, 2015. The decrease in net loss on a year-to-date basis was due primarily to an increase in revenue and a decrease in research and development (“R&D”) expense.

Revenue for the three months ended June 30, 2016 was $5.9 million compared to revenue of $5.7 million for the three months ended June 30, 2015. Revenue for the six months ended June 30, 2016 and 2015 was $13.0 million and $11.2 million, respectively. The increase in revenue for the six months ended June 30, 2016 was driven by an increase in distributor sales.

Gross margin decreased to 71.4% and 76.1% for the three and six months ended June 30, 2016, respectively, compared to 79.9% and 78.8% for the three and six months ended June 30, 2015. The change in gross margin is primarily due to changes in customer mix.

Selling, general and administration (“SG&A”) expense for the three months ended June 30, 2016 was $8.0 million compared to $8.4 million for the three months ended June 30, 2015. On a year-to-date basis, SG&A expense for the six months ended June 30, 2016 was $14.2 million compared to $14.7 million for the six months ended June 30, 2015. The decrease in SG&A expense in each period is primarily related to a decrease to Cardiome’s stock-based compensation expense as a result of market fluctuations in Cardiome’s share price.

R&D expense was nil for the three and six-month periods ended June 30, 2016 compared to R&D expense of $3.1 million for the three and six-month periods ended June 30, 2015. In June 2015, Cardiome made an upfront payment of $3.0 million to SteadyMed Therapeutics upon the execution of a license and supply agreement for TREVYENT®.

Interest expense was $0.4 million for the three months ended June 30, 2016, compared to $0.6 million for the three months ended June 30, 2015. On a year-to-date basis, interest expense was $0.9 million for the six months ended June 30, 2016 compared to $1.2 million for the six months ended June 30, 2015. The decrease was due to lower interest expense incurred on the Midcap long-term debt and deferred consideration.

On June 13, 2016, Cardiome extinguished its senior secured term loan facility with Midcap Financial LLC. As a result of the extinguishment, Cardiome incurred a loss of $1.4 million due to exit and prepayment fees and the write-off of unamortized debt issuance costs.

Liquidity and Outstanding Share Capital

At June 30, 2016, the company had cash and cash equivalents of $12.9 million. As of August 8, 2016, there were 31,875,819 common shares issued and outstanding, and 1,954,397 common shares issuable upon the exercise of outstanding stock options (of which 1,072,296 were exercisable) at a weighted average exercise price of CAD $5.93 per share, and 125,362 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on August 9, 2016 at 4:30pm Eastern (1:30pm Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 36846848. The webcast can be accessed through Cardiome’s website at www.cardiome.com or through the following link:

http://event.on24.com/r.htm?e=1231482&s=1&k=369EF8F5174E3E8FBA0B73393D28C3A5

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through August 16, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 846848 # to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development state drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets from Steadymed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	June 30, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents	$12,884	$17,661
Restricted cash	2,628	2,196
Accounts receivable, net of allowance for doubtful accounts of $105 (2015 - $424)	7,448	6,814
Inventories	4,430	4,401
Prepaid expenses and other assets	1,829	1,408
Deferred income tax assets	423	469
	29,642	32,949

Property and equipment	642	740
Intangible assets	26,661	14,221
Goodwill	318	318
	$57,263	$48,228

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$18,102	$10,488
Current portion of long-term debt, net of unamortized debt issuance costs	-	3,912
Current portion of deferred consideration	2,877	2,619
Current portion of deferred revenue	188	188
	21,167	17,207

Long-term debt, net of unamortized debt issuance costs	19,310	5,686
Deferred consideration	1,190	2,478
Deferred revenue	2,554	2,647
Other long-term liabilities	258	274
	44,479	28,292

Stockholders’ equity:
Common stock	312,984	312,019
Authorized - unlimited number with no par value
Issued and outstanding – 20,375,819 (2015 – 20,147,337)
Additional paid-in capital	34,943	34,678
Deficit	(352,183)	(343,435)
Accumulated other comprehensive income	17,040	16,674
	12,784	19,936
	$57,263	$48,228

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue:
Product and royalty revenues	$5,864	$5,713	$12,907	$11,185
Licensing and other fees	47	25	94	50
	5,911	5,738	13,001	11,235
Cost of goods sold	1,685	1,154	3,110	2,378
Gross margin	4,226	4,584	9,891	8,857
Expenses:
Selling, general and administration	7,977	8,381	14,245	14,708
Research and development	-	3,084	-	3,146
Amortization	750	544	1,278	1,085
	8,727	12,009	15,523	18,939
Operating loss	(4,501)	(7,425)	(5,632)	(10,082)

Other (income) expense:
Loss on extinguishment of long-term debt	1,402	-	1,402	-
Interest expense	445	560	850	1,234
Other expense	111	19	335	87
Foreign exchange (gain) loss	961	(716)	392	(335)
	2,919	(137)	2,979	986
Loss before income taxes	(7,420)	(7,288)	(8,611)	(11,068)
Income tax expense	94	73	137	180
Net loss	$(7,514)	$(7,361)	$(8,748)	$(11,248)
Other comprehensive income (loss):
Foreign currency translation adjustments	660	(592)	366	(672)
Comprehensive loss	$(6,854)	$(7,953)	$(8,382)	$(11,920)
Loss per common share
Basic and diluted	$(0.37)	$(0.43)	$(0.43)	$(0.66)
Weighted average common shares outstanding
Basic and diluted	20,358,724	17,161,104	20,329,011	16,917,078

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating activities:
Net loss	$(7,514)	$(7,361)	$(8,748)	$(11,248)
Items not affecting cash:
Amortization	750	544	1,278	1,085
Amortization of deferred financing fees	57	136	146	265
Write-down of inventory	-	-	-	95
Loss on extinguishment of long-term debt	1,402	-	1,402	-
Stock-based compensation expense (recovery)	420	1,130	(293)	1,595
Unrealized foreign exchange gain (loss)	539	(589)	353	(209)
Changes in operating assets and liabilities:
Restricted cash	3	(319)	(295)	(319)
Accounts receivable	810	90	(512)	2,327
Inventories	6	(847)	(29)	(192)
Prepaid expenses and other assets	-	332	(503)	(26)
Accounts payable and accrued liabilities	1,817	2,302	328	(2,036)
Deferred revenue	(47)	(25)	(94)	950
Other long-term liabilities	(7)	(8)	(15)	(42)
Net cash used in operating activities	(1,764)	(4,615)	(6,982)	(7,755)

Investing activities:
Purchase of property and equipment	-	(43)	(9)	(133)
Purchase of intangible assets	(5,596)	(12)	(5,611)	(24)
Net cash used in investing activities	(5,596)	(55)	(5,620)	(157)

Financing activities:
Issuance of common stock	-	3,943	841	4,800
Share issue costs	(7)	(24)	(30)	(51)
Issuance of common stock upon exercise of stock options	-	6	-	270
Proceeds from issuance of long-term debt	20,000	-	20,000	-
Financing fees on issuance of long-term debt	(662)	-	(690)	-
Repayment of long-term debt	(9,000)	-	(10,000)	-
Payment of fees on extinguishment of long-term debt	(1,146)	-	(1,146)	-
Payment of deferred consideration	(521)	(821)	(1,029)	(1,868)
Net cash provided by financing activities	8,664	3,104	7,946	3,151

Increase (decrease) in cash and cash equivalents during the period	1,304	(1,566)	(4,656)	(4,761)
Effect of foreign exchange rate changes on cash and cash equivalents	43	(10)	(121)	(331)
Cash and cash equivalents, beginning of period	11,537	9,192	17,661	12,708
Cash and cash equivalents, end of period	$12,884	$7,616	$12,884	$7,616

Supplemental cash flow information:
Interest paid	$389	$443	$709	$1,038
Net income taxes paid (received)	(49)	78	(15)	337

For Further Information:
David Dean
Cardiome Investor Relations

(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928

Email: ddean@cardiome.com